UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Joshua B. Weingard, Esq.

Cogint, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19241Q101	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,667
	8.	SHARED VOTING POWER 15,734,874 (1)
	9.	SOLE DISPOSITIVE POWER 16,667
	10.	SHARED DISPOSITIVE POWER 15,734,874 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,751,541 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 15,734,874 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 59,677,382 shares of the Company’s common stock outstanding as of November 3, 2017.

CUSIP No. 19241Q101	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 15,734,874 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 15,734,874 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,734,874 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 15,734,874 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 59,677,382 shares of the Company’s common stock outstanding as of November 3, 2017.

CUSIP No. 19241Q101	Page 4 of 7

This Amendment No. 18 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016 and Amendment No. 17 to the Schedule 13D filed on December 28, 2016 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Amendment is being filed jointly on behalf of Dr. Phillip Frost, M.D., an individual residing in the State of Florida and Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., and Frost Gamma Investments Trust, a Florida trust (“Gamma Trust”), of which Dr. Frost is the sole trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

In connection with the Business Combination as further described in Item 6 below, Dr. Frost and Gamma Trust are parties to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and the Issuer, which agreement is effective at the closing of the Business Combination. As a result, Dr. Frost and Gamma Trust may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of (i) Dr. Phillip Frost, as trustee of Gamma Trust, (ii) Gamma Trust, (iii) Michael Brauser, (iv) Matthew Conlin and (v) Ryan Schulke (collectively, the “Separately Filing Group Members”). It is the understanding of Dr. Frost and Gamma Trust that the Separately Filing Group Members are each filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act when required to do so.

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Suite 1500, Miami, FL 33137. Dr. Frost is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of the Reporting Persons’ purchase of (i) 20,000 additional shares of the Issuer’s common stock on the open market on November 15, 2017, and (ii) 10,000 additional shares of the Issuer’s common stock on the open market on December 8, 2017, and as a result of the Issuer’s issuance of additional shares of its common stock in connection with certain transactions entered into by the Issuer, which resulted in the change in the Reporting Persons’ percentage of beneficial ownership by more than 1%.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Reporting Persons’ purchase of additional shares of the Issuer’s common stock in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the Issuer’s common stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of the Issuer’s common stock, or securities convertible into the Issuer’s common stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Issuer’s common stock which they now own or may hereafter acquire.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 19241Q101	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 15,734,874 shares of common stock of the Issuer, representing 26.4% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 59,677,382 shares of common stock of the Issuer outstanding as of November 3, 2017. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include (1) the 3,000,000 shares of common stock underlying the restricted stock units issuable to Gamma Trust in connection with Dr. Frost joining the Issuer’s Board as Executive Vice Chairman on December 8, 2015, (2) the 33,333 shares of common stock underlying the restricted stock units issuable to Gamma Trust, which vest in approximate equal installments on June 1, 2018 and June 1, 2019, subject to accelerated vesting under certain circumstances.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 15,734,874 shares of common stock of the Issuer beneficially held by the Reporting Persons. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

In addition, Dr. Frost has the sole power to dispose or direct the disposition of 16,667 shares of common stock of the Issuer.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On November 15, 2017, the Reporting Persons purchased an aggregate of 20,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.00 to $4.20, with a weighted average price per share of $4.11.

On December 8, 2017, the Reporting Persons purchased an aggregate of 10,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $3.93 to $3.98, with a weighted average price per share of $3.95.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and replaced with the following text:

On September 6, 2017, the Issuer entered into a Business Combination Agreement (the “Agreement”) with BlueFocus International Limited, a private company limited by shares registered in Hong Kong (the “Parent”).

Under the terms of the Agreement, the Issuer will issue to Parent shares of Common Stock representing 63% of the Issuer’s Common Stock on a fully diluted, post-transaction basis (the “Purchased Shares”).

In connection with the business combination transaction as contemplated by the Agreement (the “Business Combination”), the Issuer’s stockholders of record holding in aggregate 32,052,781 shares representing approximately 58% of the Issuer’s Common Stock on that date, including the Reporting Persons (the “Consenting Stockholders”) have approved, by written consent, dated September 6, 2017, the issuance of the Purchased Shares to Parent and other matters relating to the Business Combination.

In addition, certain of the Consenting Stockholders beneficially owning in aggregate approximately 56% of the Issuer’s Common Stock have entered into a Voting Agreement, which provides for (a) a requirement that the Consenting Stockholders vote in favor of the transactions contemplated by the Agreement, (b) a prohibition on stock transfers before closing, subject to limited exceptions, (c) an exclusivity and nonsolicitation provision with respect to any other acquisition proposal and (d) the termination, at closing of the Business Combination (“Closing”), a previous stockholders’ agreement dated December 8, 2015, which contains, among other things, certain voting agreements and limitations on the transfer of shares of the Issuer’s common stock, par value $0.0005 per share (the “Common Stock”), held by the parties to such agreement.

The parties to the Voting Agreement have also entered into a new Stockholders’ Agreement (the “Stockholders’ Agreement”), effective as of the Closing, that provides that for a period of three years after closing (or such shorter period if certain amounts of stock are divested), the Issuer’s Board of Directors will be composed of seven directors and the Consenting Stockholders party to the Stockholders’ Agreement will be entitled to nominate and appoint two directors to the Board of Directors, subject to certain conditions being met.

The Stockholders’ Agreement also provides that after Closing (a) the stockholders party thereto shall be locked up for a period of one year, subject to limited exceptions for sales of a limited amount and sales to pay taxes on vested Restricted Stock Units or other equity awards under the Company’s equity plans, as needed, (b) Parent shall not intentionally take action to delist the Common Stock from a national exchange and (c) certain affiliated transactions after the Closing will require disinterested director approval.

CUSIP No. 19241Q101	Page 6 of 7

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Written Consent and Voting Agreement dated September 6, 2017, by and among certain Consenting Stockholders and Blue Focus International Limited (incorporated by reference to Ex. 10.1 of the Issuer’s Current Report on Form 8-K filed September 7, 2017.)

Exhibit 99.2	Stockholders’ Agreement dated September 6, 2017, by and among certain Consenting Stockholders and BlueFocus International Limited (incorporated by reference to Ex. 10.2 of the Issuer’s Current Report on Form 8-K filed September 7, 2017.)

CUSIP No. 19241Q101	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2017	/s/ Phillip Frost
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: December 22, 2017	By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee